



2007



with particular interest in healthcare for women and their babies, develops, manufactures, assembles and markets a broad range of well-established disposable and reusable specialty medical devices designed for better health outcomes for patients and their care-providers.



30
20
10
0
03
04
05
06
07
NET SALES
(millions of dollars)
20
15
10
5
0
03
04
05
06
07
GROSS PROFITS
(millions of dollars)
33.4
16
8
4
2
0
03
04
05
06
07
OPERATING PROFITS
(millions of dollars)

Five-year Summary of Operations

(In thousands, except per share data)

	2007	2006	2005	2004	2003
Net sales	$ 28,502	$ 28,753	$ 27,692	$ 26,485	$ 27,137
Net income	7,905	8,168	7,547	10,220	20,761
Total assets	45,986	44,187	41,642	41,262	49,694
Long-term debt	3,689	4,383	5,336	—	—
Stockholders' equity	38,789	36,115	32,857	36,157	36,532
Earnings per common share (diluted)	$ 1.98	$ 2.02	$ 1.80	$ 2.19	$ 4.25
Cash dividends per share	$ .89	$ .78	$ .63	$ .45	NONE
Weighted average common shares (diluted)	3,989	4,043	4,192	4,675	4,885


16
4
2
1
0
03 04 05 06 07

NET PROFITS
(millions of dollars)

Quarterly Income Statement Summaries

(In thousands, except per share data)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2007				
Net sales	$ 7,118	$ 7,211	$ 7,097	$ 7,076
Gross profit	3,937	4,005	3,973	3,873
Net income	1,944	1,985	2,021	1,955
Earnings per share	$ .48	$ .50	$ .51	$ .49
2006				
Net sales	$ 7,104	$ 7,293	$ 7,001	$ 7,355
Gross profit	4,007	4,077	3,971	4,092
Net income	2,036	2,059	2,003	2,070
Earnings per share	$ .50	$ .51	$ .50	$ .51
2005				
Net sales	$ 6,652	$ 7,028	$ 7,001	$ 7,011
Gross profit	3,734	4,022	4,014	3,983
Net income	1,969	1,887	1,789	1,903
Earnings per share	$ .46	$ .45	$ .44	$ .46


4.00
2.00
1.00
0
03 04 05 06 07

EARNINGS PER SHARE
(dollars)

To Our Shareholders

In a presidential election year with change as a prevalent theme, I have to hesitate a little when I suggest to shareholders that in 2007, Utah Medical Products, Inc. (UTMD) again made the right strategic business choices even though its domestic sales, in particular sales of its long-term "gold standard" intrauterine pressure catheter, Intran® Plus, significantly declined.

For more than a decade, UTMD's product/market strategy has been a pursuit of the development, manufacture and marketing of medical devices that improve the quality of cost-effective care, based on a value-added rather than commodity-oriented approach. We do this by providing highly safe, reliable and effective devices for specific procedures where significant clinical benefits can be obtained through the use of UTMD's devices, often in the form of reduced patient and clinician risk of complications or unwanted outcomes. The number of procedures where our solutions may be considered significant, or the segment of physicians who may find them useful, is often limited. The financial implication of this strategy has been less sales growth, but a stronger, more profitable and more stable business based primarily on satisfying clinical customers' needs.

Although total consolidated 2007 sales declined by just $251 (in thousands), or 1%, domestic direct sales, sales of finished medical devices to end users in the U.S., declined by $1,335, or 7%. The leading cause of the domestic sales decline was a loss of $926 in sales (a 14% decline) of Intran Plus to Labor & Delivery (L&D) units in U.S. hospitals. This was an acceleration of a trend that has been occurring over the last several years. Five years earlier in 2003, for example, domestic sales of Intran Plus were $9.2 million compared to $5.8 million in 2007. Even with that $3.4 million loss of Intran Plus sales over five years, 2007 total sales were 5% higher and earnings per share (eps) were 32% higher (excluding the extraordinary patent infringement damages recorded in 2003) than in 2003.

In 2003, domestic Intran Plus sales comprised 34% of total sales compared to only 20% of sales in 2007. The good part of that is that our company now relies much less heavily on the success of one product, although Intran Plus is still a very important portion of UTMD's business. But the really positive part is that UTMD has been able to remain a stable and solidly profitable company over the four years since 2003, during which time it decreased fully diluted outstanding shares by about 18% and paid $10 million in cash dividends to shareholders, while still retaining about $22 million in cash (and investments) at the end of 2007.

The causes for the decline in domestic L&D sales were essentially two: 1) an increasingly competitive environment led by administrative initiatives of Group Purchasing Organizations (GPOs), and 2) the lack of effective management of the U.S. Food & Drug Administration (FDA) as demonstrated by an unnecessary dispute with UTMD in which UTMD prevailed, but at substantial cost to its business.

Thankfully, UTMD's medical devices still enjoy an excellent reputation for safety, effectiveness and reliability with experienced U.S. physicians. Whoever suggested that hospitals in the U.S. do not sacrifice the welfare of patients for perceived out-of-pocket cost savings or other administrative benefits must have been traveling overseas for the last ten years. Over the four year period from 2003 through 2007, UTMD's domestic hospital sales declined 6%, while international sales of its devices increased 46%. This measure by itself seems to highlight the restriction of competition in the U.S. by GPOs.

GPOs, theoretically acting as bargaining agents for member hospitals, but actually collecting their livelihoods from the companies that they are negotiating with, have made a concerted effort to turn medical devices that convey special patient safety advantages and better health outcomes into commodities. The only way that these "deals-driven" administrators can increase GPO revenues is to target more and more small volume specialty products to be placed on contracts. This is the only commerce in the U.S. where "kickbacks" are not a violation of law. Despite lip service to GPO codes of ethics mandated by the U.S. Senate Judiciary Subcommittee on Antitrust, few if any GPOs follow them. For example, they attempt to restrict physician choice for "physician-preference" specialty items such as Intran Plus. These highly bureaucratic entities do not recognize the overall cost of care as it relates to safety and effectiveness of devices in terms of complication rates, utilization rates, and user and patient risk of unwanted outcomes. Shareholders may wish to gain more information regarding GPOs by accessing www.stopgpokickbacks.org. UTMD's long-term focus remains on the clinician's need for medical devices that provide safe and effective care. Even though we have lost business by not entering into GPO contracts, UTMD regards this struggle as manifestly important to fighting the decline in the quality as well as the increase in total cost of hospital care in the U.S.

In the intervening years since 2003, UTMD also defended itself in a well-publicized dispute with the FDA (Agency). Although UTMD eventually prevailed on every FDA allegation, the financial, emotional and reputational toll was substantial. The FDA's unwarranted scare tactics, including a public press release in August 2004 that implied there may be quality problems with UTMD's products when there never was an Agency claim that our products were defective, not safe or not effective, did have a negative impact on risk averse hospital administrators, a number of whom have not resumed doing business with UTMD irrespective of our excellent safety record and physician support. The FDA, even as of this date, leaves discredited and proven false inspection reports posted on its website, which is a clear violation of their responsibility to be truthful with the American public. UTMD's requests for remedies with the FDA's parent, Department of Health and Human Services, have gone essentially ignored. Although we have decided to not pursue additional lengthy and very costly litigation for UTMD's valid claims of abuse against the FDA, the Agency and others within our government know that they have an open invitation from UTMD to investigate the experience, using a substantial reservoir of well-documented records, including testimony under oath of numerous FDA employees.

For the 2007 financial details compared with recent earlier years, please refer to the Management Discussion & Analysis (MD&A) section of this report and UTMD's 2007 SEC Form 10-K available at http://www.utahmed.com. UTMD's plan for 2008 is also outlined in the MD&A section. In 2008, UTMD will utilize its newer product concepts to help overcome the restrictions of the current U.S. hospital marketplace for medical devices, as well as work to continue its consistent international sales growth. In addition to internal product development which has proven over the years to yield the highest shareholder returns, UTMD will continue to evaluate opportunities for acquiring product lines and intellectual property that will enhance its opportunities to grow eps. Perhaps stock market conditions in 2008 will provide a more favorable environment for an accretive acquisition. UTMD's cash reserves provide the financial capability to do that while minimizing dilution of shareholder interest

Despite the pressure on U.S. hospital sales, we expect to stick with our value-added strategy which best fits our capabilities. Some things should not change. Even though 2007 sales performance was not as good as we had planned, we hope that UTMD will obtain your vote (of confidence) in this election year, as a continuing UTMD shareholder.



Kevin L. Cornwell
Chairman & CEO

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Utah Medical Products, Inc.

We have audited the accompanying consolidated balance sheets of Utah Medical Products, Inc. as of December 31, 2007 and 2006, and the related consolidated statements of income and comprehensive income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2007. Utah Medical Products, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Utah Medical Products, Inc. as of December 31, 2007 and 2006, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Utah Medical Products, Inc.'s internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 20, 2008 expressed an unqualified opinion.



Jones Simkins, P.C.
Logan, Utah
February 20, 2008

CONSOLIDATED BALANCE SHEET

(In thousands)

December 31,	2007	2006
Assets		
Current assets:		
Cash	$ 1,251	$ 610
Investments, available-for-sale (note 3)	21,121	20,439
Accounts and other receivables, net (note 2)	3,905	3,746
Inventories (note 2)	3,153	3,037
Prepaid expenses and other current assets	282	274
Deferred income taxes (note 8)	220	305
Total current assets	29,931	28,411
Property and equipment, net (note 4)	8,606	8,331
Goodwill	7,191	7,191
Other intangible assets, net (note 2)	258	254
Total assets	$ 45,986	$ 44,187
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 393	$ 599
Accrued expenses (note 2)	2,349	2,341
Current portion of note payable (note 5)	423	441
Total current liabilities	3,165	3,381
Note payable (note 5)	3,689	4,383
Deferred income taxes (note 8)	343	308
Total liabilities	7,197	8,072
Commitments and contingencies (notes 7 and 12)	—	—
Stockholders' equity:		
Preferred stock, $.01 par value; 5,000 shares authorized, no shares issued and outstanding	—	—
Common stock, $.01 par value; 50,000 shares authorized, issued 3,905 shares in 2007 and 3,944 shares in 2006	39	39
Accumulated other comprehensive income	(789)	(720)
Retained earnings	39,539	36,796
Total stockholders' equity	38,789	36,115
Total liabilities and stockholders' equity	$ 45,986	$ 44,187

See accompanying notes to financial statements.

Management's Discussion and Analysis of Financial Condition and Results of Operations

(Dollar amounts are in thousands except per share amounts and where noted.)

The following comments should be read in conjunction with the accompanying financial statements.

Productivity of Assets and Working Capital

a) Assets – Year-end 2007 total assets were $45,986, compared to $44,187 in 2006. The increase was due mostly to an increase in cash and investments resulting from continued excellent operating profitability, but also to a weakening U.S. dollar (USD) which increased the net book value of Ireland fixed assets (which were down by 2% in Euro terms) by $411 or 10% in USD terms. The 2007 productivity of total assets (= average total asset turns; total sales divided by average total assets for the year) was lower than in 2006 because sales were lower and ending total assets higher. Both years' productivity was diluted by UTMD's large cash-equivalent balances. Year-end 2007 and 2006 cash and investment balances were $22,372 and $21,049, representing 49% and 48% of total assets, respectively. Year-end cash and investment balances increased $1,323 despite UTMD paying $3,423 in shareholder dividends, $2,023 in share repurchases, and $1,239 in principal repayments on the Ireland loan. Excluding average cash and investment balances, average total asset turns were 1.22 in both 2007 and 2006. In 2008, total assets excluding cash and investment balances will continue to be substantially less than annual sales, which benefits return on average shareholders equity (ROE). Improvement in total asset turns (including cash and investments) will depend on the timing of deployment of excess cash and investment balances.

Property, plant and equipment (PP&E) assets are comprised of Utah, Oregon and Ireland manufacturing molds, production tooling and equipment, test equipment, computer/communications equipment and software, and the Utah and Ireland facilities. UTMD leases the Oregon facility as a result of the 1997 CMI acquisition, and a portion of its Midvale, Utah parking lot. In 2007, net consolidated PP&E (depreciated book value of all fixed assets) increased $275 despite the fact that actual depreciation of assets exceeded new capital expenditures by $241. As noted above, the increase in net PP&E was due to currency exchange translation of preexisting Ireland assets which appreciated 10% in USD terms. The net book value of U.S. PP&E assets decreased $136. The increase in 2007 consolidated PP&E while sales decreased resulted in lower PP&E turns. The year-end net book value (after accumulated depreciation) of consolidated PP&E is 34% of actual acquisition cost. Since current PP&E is in good working order and capable of supporting increased sales activity, the continued productivity of the Company's fixed assets will remain a source of future profitability. In 2008, depreciation of fixed assets should again equal or exceed new PP&E purchases required to sustain current operations.

Average inventory turns in 2007 increased to 4.1 from 4.0 in 2006, continuing to meet management's objective for inventory turns, despite lower sales. This continued the trend of more efficient use of inventories since 2003. Net (after allowance for doubtful accounts) year-end trade accounts receivable (A/R)



TOTAL ASSETS ($ million)
AVERAGE TURNS (number of times)
NET PP&E ($ million)
AVERAGE TURNS (number of times)
AVERAGE INVENTORY ($ million)
AVERAGE TURNS (number of times)
YEAR-END A/R ($ million)
A/R AGING DAYS (4th quarter base)
YEAR-END WORKING CAPITAL ($ million)
TOTAL CURRENT RATIO
TOTAL LIABILITIES ($ million)
TOTAL DEBT RATIO (% of assets)
03 04 05 06 07

Consolidated Statement of Income and Comprehensive Income

(In thousands, except per share amounts)

Years ended December 31,	2007	2006	2005
Sales, net (notes 10 and 11)	$ 28,502	$ 28,753	$ 27,692
Cost of goods sold (notes 10 and 11)	12,714	12,606	11,939
Gross profit	15,788	16,147	15,753
Operating income (expense):			
Sales and marketing expense	(2,075)	(2,272)	(2,214)
Research and development expense	(382)	(316)	(320)
General and administrative expense	(2,575)	(2,725)	(3,981)
Operating income	10,756	10,835	9,237
Other income (expense):			
Dividend and interest income	1,003	862	398
Royalty income	450	450	450
Interest expense	(270)	(255)	(10)
Other, net	100	525	139
Income before provision for income taxes	12,038	12,418	10,214
Provision for income taxes (note 8)	4,134	4,250	2,667
Net income	$ 7,905	$ 8,168	$ 7,547
Earnings per common share (basic) (note 1):	$ 2.01	$ 2.07	$ 1.91
Earnings per common share (diluted) (note 1):	$ 1.98	$ 2.02	$ 1.80
Other comprehensive income:			
Foreign currency translation net of taxes of $29, $(41) and $(153)	$ 58	$ (75)	$ (502)
Unrealized gain (loss) on investments net of taxes of $(100), $(69) and $(42)	(156)	(109)	(65)
Total comprehensive income	$ 7,807	$ 7,984	$ 6,980

See accompanying notes to financial statements.

balances increased $159 or about 4% at the same time that 2007 sales activity decreased 1%, increasing average days in A/R on December 31, 2007 to 47 days, based on 4Q 2007 shipments, compared to 43 days at the end of 2006. This performance remained well within management's continuing objective of 55 days. A/R over 90 days from invoice date at year-end 2007 were 10% of A/R, up from 6% at the end of the prior year. The Company believes the older A/R will be collected or are within its reserve balances for uncollectible accounts.

Working capital at year-end 2007 was $26,767 compared to $25,030 at year-end 2006. Both of these amounts exceed working capital needs for internally financing growth in normal operations. UTMD's current ratio increased to 9.5 from 8.4, mainly due to increases in cash and investments, but also helped by a significant decrease in year-end A/P balances. The progression in the current ratio since 2003 indicates a continued strengthening of UTMD's financial position. Since the large majority of the working capital balance is excess cash (and cash investments), the current ratio going forward in 2008 will depend primarily upon the timing and extent of use of existing cash and investment balances for other than normal operating needs. The other current asset and current liability components of working capital are expected to remain within management objectives, consistent with 2007 and earlier years.

Net (after accumulated amortization) intangible assets, which are comprised of goodwill resulting from acquisitions and the costs of obtaining patents and other intellectual property including technology rights, were $7,449 at the end of 2007 compared to $7,445 at the end of 2006. The goodwill net balance of $7,191, has been reduced by 24% from acquisition cost as a result of UTMD using previous GAAP through 2001 for the purchase method of acquisition accounting. Under current GAAP, goodwill is not expensed unless and until the market value of the acquired entity becomes impaired. The three acquisitions of 1997, 1998 and 2001 continue to be viable parts of UTMD's overall business, representing 34% of total sales in 2007. UTMD does not expect the goodwill value of the acquisitions to become impaired in 2008. Purchases of other intangibles of $53 in 2007 were offset by $49 in amortization expense. Net intangible assets at the end of 2007 represented 16% of total assets compared to 17% at the end of 2006.

b) Liabilities – In 2007, UTMD's current liabilities decreased $216, and total liabilities decreased $875, from the end of 2006. The resulting 2007-ending total debt ratio was 16% of total assets, down from a total debt ratio of 18% at the end of 2006. Current liabilities declined because of a normal fluctuation in timing of payments of accounts payable and accrued expenses. The Ireland note payable, denominated in Euros, declined just $712 in USD book value despite actual principal payments of $1,239 because the decline in the value of the USD increased the remaining Euro balance in USD terms by 10%. In Euros, the note declined 24% from €3,672 at the beginning of 2007 to €2,791 (both in thousands) at the end of 2007. As a reminder to shareholders, the note was initiated in December 2005 to finance repatriation of profits achieved in Ireland since 1996 under The American Jobs Creation Act of 2004. UTMD Ltd. plans to repay this note from profits generated in Ireland over the next three to four years. In addition to liabilities on the balance sheet, UTMD has operating lease and purchase obligations described in note 7.

Results of Operations

a) Revenues – Global consolidated sales decreased from $28,753 in 2006 to $28,502 in 2007 (about 1%). Global consolidated sales in 2005 were $27,692.

Domestic sales decreased from $21,363 in 2006 to $19,926 in 2007 (about 7%). In 2005, domestic sales were $21,301. UTMD divides its domestic sales into two distribution channels: "direct sales" which are sales to end user customers by UTMD's direct sales force, independent commissioned sales reps, specialty distributors and national hospital distribution companies, and "OEM sales" which are component sales to other companies where products are packaged and resold as part of another company's finished product offerings. As a percentage of total domestic sales, direct domestic sales were 94% in all three years of 2007, 2006 and 2005. Therefore, domestic OEM sales were 6% of total domestic sales in all three years. Domestic direct sales in 2007 represented 66% of global consolidated sales in 2007 compared to 70% in 2006, and 72% in 2005.

International (foreign) sales increased from $7,390 in 2006 to $8,576 in 2007 (about 16%). In 2005, international sales were $6,392. International sales grew to 30% of global consolidated sales in 2007 compared to 26% in 2006, and 23% in 2005. Of the 2007 international sales, 55% were distributed to customers in Europe, compared to 53% in 2006 and 55% in 2005. Ireland operations (UTMD Ltd.) shipped 51% of international sales (in USD terms) in 2007, compared to 52% in 2006 and 57% in 2005. UTMD Ltd. 2007 trade shipments were up 5% in Euro terms and up 15% in USD terms compared to 2006.

UTMD groups its sales into four general product-line categories: 1) obstetrics, comprised of labor and delivery management tools for monitoring fetal and maternal well-being, for reducing risk in performing difficult delivery procedures and for improving clinician and patient safety; 2) gynecology/electrosurgery/urology, comprised of tools for gynecological procedures associated primarily with cervical/uterine disease including LETZ, endometrial sampling, transvaginal uterine sonography, diagnostic laparoscopy, and other MIS procedures; specialty excision and incision tools; conservative urinary incontinence therapy devices; and urology tools; 3) neonatal care, comprised of devices that provide developmentally-friendly care to the most critically ill babies including providing vascular access, enteral feeding, administering vital fluids, maintaining a neutral thermal environment, providing protection and assisting in specialized applications; and 4) blood pressure monitoring/accessories/other, comprised of specialized components as well as molded parts sold on an OEM basis to other companies.

In these four categories, UTMD's primary revenue contributors enjoy a significant market share and may have differentiated product features protected by patents.

Global revenues by product category	2007		2006		2005	
Obstetrics	$ 8,473	30%	$ 9,371	33%	$ 9,774	36%
Gynecology/ Electrosurgery/ Urology	6,143	21%	6,106	21%	5,397	19%
Neonatal	7,062	25%	7,073	25%	6,475	23%
Blood Pressure Monitoring and Accessories*	6,824	24%	6,203	21%	6,046	22%
Total	$ 28,502	100%	$ 28,753	100%	$ 27,692	100%

**includes molded components sold to OEM customers.*

International revenues by product category	2007		2006		2005	
Obstetrics	$ 881	10%	$ 764	10%	$ 593	9%
Gynecology/ Electrosurgery/ Urology	1,944	23%	1,820	25%	1,199	19%
Neonatal	761	9%	525	7%	400	6%
Blood Pressure Monitoring and Accessories*	4,990	58%	4,281	58%	4,200	66%
Total	$ 8,576	100%	$ 7,390	100%	$ 6,392	100%

**includes molded components sold to OEM customers.*

As a summary explanation of revenues in the above tables:

1. The $898 decline in total obstetrics (L&D) device sales in 2007 was primarily the result of the restrictive effects of U.S. GPO administrative agreements. For example, 2007 GPO restrictions included a *sole source* contract consummated by HealthTrust Purchasing Group (HPG) with a UTMD competitor for IUPCs and VADS which took effect on September 1, 2007. These specialty catheters and surgical tools are clearly in the category of "clinician preference products." The HPG sole source agreement violates the mandate by the U.S. Senate Judiciary Antitrust Subcommittee in April 2002 that GPOs only allow multi-source contracting for clinician-preference products, as well as the ensuing "Healthcare Group Purchasing Industry Initiative" code of ethics, of which HPG was a founding member. It also represented a violation of HPG's own code of ethics, which states in Section HPG.008, "No GPO should come between hospital administration and their physicians when it comes to the choice of medical devices needed to treat the patient. To this end, HealthTrust offers a complete line of contracts in these areas [clinician-preference products] that provides substantial choice to our members and their physicians." In the U.S., 2007 sales of intrauterine pressure catheters (IUPCs) declined $926 and sales of vacuum-assisted delivery systems (VADS) declined $152, a total U.S. IUPC and VADS decline of $1,078. The silver lining of this decline is that the Company's reliance on a single product is much less concentrated; i.e., in 2007, U.S. IUPC sales were 21% of total sales compared to 2004 when U.S. IUPC sales were 31% of total sales ($2.3 million higher). The $1,078 decline in U.S. IUPC and VADS sales but only $250 decline in total sales suggests that UTMD's sales of its other products and its international business are expanding. In 2007, other U.S. L&D product sales (excluding IUPC and VADS) increased $63, and sales of all L&D products internationally increased $117 (15%).

2. International gynecology/electrosurgery/urology (ES/gyn) product sales increased $124 (7%), while U.S. ES/gyn sales declined $87. The decline in U.S. ES/gyn sales resulted from lower sales of LETZ electrodes of $104. In the U.S., the American Society for Colposcopy and Cervical Pathology (ASCCP) published revised guidelines for the treatment of

PRODUCT LINE SALES BY SALES CHANNEL


OEM SALES
DIRECT SALES
2007 SALES
6%
94%
100%
UNITED STATES
INTERNATIONAL


30
20
10
0
05
06
07
BPM
NEONATAL
GYNECOLOGY
OBSTETRICS
24%
25%
21%
30%

GLOBAL SALES BY PRODUCT LINE (millions of dollars)

2007 REVENUE BY PRODUCT LINE (percent of sales)


9
6
3
0
05
06
07
BPM
NEONATAL
GYNECOLOGY
OBSTETRICS
58%
9%
23%
10%

INTERNATIONAL SALES BY PRODUCT LINE (millions of dollars)

2007 INTERNATIONAL REVENUE BY PRODUCT LINE (percent of sales) cervical intraepithelial neoplasia (CIN) which advised greater monitoring of lower grade lesions in lieu of surgical treatment, which includes LETZ (loop excision of the transformation zone).

3. International neonatal product (NICU) sales increased $236 (45%) in 2007, while U.S. NICU sales declined $247. The international sales continue a trend of increasing acceptance of UTMD's NICU devices in foreign countries. In the U.S., because products in this category are sold to hospitals, sales are also affected by GPO restrictions. Because the NICU devices are diverse and lower volume than in L&D, and because of the special nature of the patients, UTMD believes that clinicians remain more heavily involved in product selection, and therefore U.S. GPO administrative deals are less of a challenge in this NICU category than for L&D.

4. International blood pressure monitoring and accessories (BPM) sales increased $709 (17%), while domestic BPM sales decreased $88. This category includes molded components (some of which are not related to medical devices) sold to other companies for use in their products (OEM sales). In contrast to the other product categories, international sales comprise most (73% in 2007 and 69% in 2006) of BPM sales. UTMD depends on successful sales and marketing by other companies internationally, too. Sales to UTMD's largest foreign OEM customer, Pulsion Medical Systems AG, in Germany, increased approximately $300 in 2007. The decline in U.S. BPM sales in 2007 compared to 2006 is primarily a function of the timing of domestic OEM orders, which are generally for larger quantities of components and are ordered infrequently. Virtually all of UTMD's domestic OEM sales were included in the BPM category in 2007.

Looking forward to 2008, UTMD's improvement in domestic direct sales depends on its ability to obtain medical staff involvement in purchasing decisions for UTMD's "physician-preference" products used in U.S. hospitals where administrators are making the product decisions through the use of GPOs contracts awarded on bases which may not adequately take into consideration the total cost of patient care, which includes complication rates and longer term health outcomes. An important factor in UTMD's ability to compete in this administratively cumbersome environment is its continuing ability to develop devices that are clearly differentiated on the basis of patient safety and better health outcomes. Internationally, UTMD expects continued expansion in clinical acceptance of its specialty products, particularly where the standard of living is increasing in lesser developed countries. Excluding the possibility of acquisition of a new product line with established sales, management projects a 2% overall revenue increase in 2008. This assumes a 2% increase in domestic sales from new products despite a projected continued decline in U.S. IUPC sales, and a 3% increase in international sales, which is conservative compared to recent experience.

b) Gross Profit – UTMD's 2007 gross profit, the surplus after subtracting costs of manufacturing, inspecting, packaging, sterilizing and shipping products (CGS) from net revenues, was $15,788 compared to $16,147 in 2006 and $15,753 in 2005. Gross profit margins (GPMs), gross profits expressed as a percentage of net sales, were 55.4% in 2007 compared to 56.2% in 2006 and 56.9% in 2005. Because of competition and a number of long-term fixed pricing agreements, UTMD had a limited ability to increase product prices in 2007 at the same time that direct labor and direct materials costs were increasing fairly substantially. Beginning in September 2007, UTMD offered its HPG customers a 10% IUPC price reduction to encourage them to ignore the sole source GPO contract with a competitor. This accounted for about 20% of the gross profit decline in 4Q 2007. Also, because of the disparity in profitability of UTMD's domestic sales compared to international sales, the sales mix by distribution channel had an unfavorable impact on the overall average margin compared to the prior two years. In Ireland, where manufacturing costs in Euro terms increased, the gross margin was further reduced by a number of fixed pricing agreements established in USD terms, since the value of the USD declined by about 10% relative to the Euro. UTMD possesses facilities and other manufacturing infrastructure well in excess of its current needs. As a result, it projects that dilution of fixed overhead costs from higher 2008 sales will help offset anticipated continued direct labor and materials cost increases in 2008. The Company believes that it can continue to meet its GPM objective of 55% in 2008.

UTMD utilizes OEM sales as a means to help maximize utilization of its capabilities established to satisfy its direct sales business. As a general rule, prices for OEM sales expressed as a multiple of direct variable manufacturing expenses are lower than for direct sales because, in the OEM and international channels, UTMD's business partners incur significant expenses of sales and marketing. Because of UTMD's small size and period-to-period fluctuations in OEM business activity, allocations of fixed manufacturing overhead expenses cannot be meaningfully allocated between direct and OEM sales. Therefore, UTMD does not report GPM by sales channels.

c) Operating Income – Operating income is the surplus after operating expenses are subtracted from gross profits. Operating expenses include sales and marketing (S&M) expenses, product development (R&D) expenses and general and administrative (G&A) expenses. Combined operating expenses were $5,032 in 2007 compared to $5,312 in 2006, and $6,516 in 2005. Litigation expenses and stock option compensation expense estimated by using a Black-Scholes pricing model are included as part of G&A expenses. All other G&A expenses remained very consistent for the three years 2005-2007.

Consolidated Statement of Stockholders' Equity

(In thousands)

Years ended December 31, 2007, 2006 and 2005

	Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income	Retained Earnings	Total Stockholders' Equity
	Shares	Amount				
Balance at December 31, 2004	4,105	$ 41	$ —	$ 226	$ 35,890	$ 36,157
Shares issued upon exercise of employee stock options for cash	207	2	2,420	—	—	2,422
Shares received and retired upon exercise of stock options	(84)	(1)	(2,395)	—	—	(2,396)
Tax benefit attributable to appreciation of stock options	—	—	936	—	—	936
Common stock purchased and retired	(373)	(4)	(960)	—	(7,640)	(8,604)
Foreign currency translation adjustment	—	—	—	(654)	—	(654)
Unrealized holding loss from investments, available-for-sale, net of taxes	—	—	—	(67)	—	(67)
Common stock dividends	—	—	—	—	(2,484)	(2,484)
Net income	—	—	—	—	7,547	7,547
Balance at December 31, 2005	3,856	$ 39	$ —	$ (495)	$ 33,314	$ 32,857
Shares issued upon exercise of employee stock options for cash	325	3	3,406	—	—	3,409
Shares received and retired upon exercise of stock options	(169)	(2)	(5,481)	—	—	(5,483)
Tax benefit attributable to appreciation of stock options	—	—	2,450	—	—	2,450
Stock option compensation expense	—	—	140	—	—	140
Common stock purchased and retired	(69)	(1)	(515)	—	(1,610)	(2,125)
Foreign currency translation adjustment	—	—	—	(116)	—	(116)
Unrealized holding loss from investments, available-for-sale, net of taxes	—	—	—	(109)	—	(109)
Common stock dividends	—	—	—	—	(3,076)	(3,076)
Net income	—	—	—	—	8,168	8,168
Balance at December 31, 2006	3,944	$ 39	$ —	$ (720)	$ 36,796	$ 36,115
Shares issued upon exercise of employee stock options for cash	35	0	431	—	—	431
Shares received and retired upon exercise of stock options	(8)	(0)	(251)	—	—	(252)
Tax benefit attributable to appreciation of stock options	—	—	60	—	—	60
Stock option compensation expense	—	—	95	—	—	95
Common stock purchased and retired	(66)	(1)	(335)	—	(1,688)	(2,023)
Foreign currency translation adjustment	—	—	—	87	—	87
Unrealized holding loss from investments, available-for-sale, net of taxes	—	—	—	(156)	—	(156)
Common stock dividends	—	—	—	—	(3,474)	(3,474)
Net income	—	—	—	—	7,905	7,905
Balance at December 31, 2007	3,905	$ 39	$ —	$ (789)	$ 39,539	$ 38,789

See accompanying notes to financial statements.

Both lawsuits noted below, in which UTMD prevailed on all counts, have been concluded:

	2007	2006	2005
R&D expenses	$ 382	$ 316	$ 320
S&M expenses	2,075	2,272	2,214
G&A—FDA litigation expenses	—	44	1,563
G&A—CIA litigation expenses	120	184	76
G&A—stock option compensation expense	95	140	n/a
G&A—all other expenses	2,360	2,357	2,342
G&A expenses—total	2,575	2,725	3,981
Total operating expenses	$ 5,032	$ 5,312	$ 6,516

Operating income in 2007 was $10,756 compared to $10,835 in 2006, and $9,237 in 2005. UTMD's operating profit margin (operating income divided by total sales) was 37.7% in 2007 compared to 37.7% in 2006, and 33.4% in 2005. The 2005 margin is substantially lower since there were litigation expenses in that year that were unrelated to sales activity. Looking forward to 2008, UTMD expects to control operating expenses to achieve operating income consistent with 2007.

i) **S&M expenses** — S&M expenses are the costs of communicating UTMD's differences and product advantages, providing training and other customer service in support of the use of UTMD's solutions, attending clinical meetings and medical trade shows, processing orders and funding GPO fees. Because UTMD sells internationally through third party distributors, its S&M expenses are predominantly for U.S. business activity where it sells directly to clinical users. The largest component of S&M expenses is the cost of directly employing representatives that solicit product sales and provide customer support across the U.S. As a percent of total sales, S&M operating expenses were 7.3% in 2007, 7.9% in 2006 and 8.0% in 2005. In 2008 UTMD intends to increase S&M expenses to a level closer to S&M expenses in 2005 and 2006, but hold the ratio to total sales to about 8%.


OPERATING EXPENSE DETAIL
R&D
G&A
S&M
6
5
4
3
2
1
0
05
06
07
(millions of dollars)
24
20
16
12
8
4
0
05
06
07
(percent of sales)

ii) **R&D expenses** — R&D expenses include the costs of investigating clinical needs, developing innovative concepts, testing concepts for viability, validating methods of manufacture, completing premarketing regulatory documentation and other activities required for design control, responding to customer requests for product enhancements, and assisting manufacturing engineering on an ongoing basis in developing new processes or improving existing processes. As a percent of sales, R&D expenses were 1.3% in 2007 compared to 1.1% in 2006, and 1.2% in 2005. In 2008, UTMD will opportunistically invest in R&D in order to reinvigorate its product development pipeline. R&D expenses are expected to increase marginally.

iii) **G&A expenses** — G&A expenses include the "front office" functional costs of executive management, finance and accounting, corporate information systems, human resources, shareholder relations, risk management, protection of intellectual property, and legal costs. Starting in 2006, G&A expenses also included estimated stock option compensation expense, which was $95 in 2007 and $140 in 2006. In addition to employing the personnel required to coordinate or manage those "front office" functions, G&A expenses include outside director fees and expenses, outside legal counsels' and litigation experts' fees, independent accounting audit fees including auditing for internal controls under SOX 404, 401(k) Plan administration, NASDAQ exchange fees, write-offs of uncollectible receivables, general business insurance and corporate contributions to charitable organizations. Aggregate G&A expenses as a percent of sales were 9.0% in 2007, 9.5% in 2006 and 14.4% in 2005. G&A expenses excluding litigation expenses were 8.6%, 8.7% and 8.5% of sales in 2007, 2006 and 2005, respectively, which may provide a clearer indication of G&A expenses free of disputes that require litigation. Total litigation expenses in the three years of 2005-2007 were $1,957, plus a reduction of UTMD's litigation reserve of $1,228. UTMD's out-of-pocket costs of the 2001-2005 dispute with the FDA which culminated in an unwarranted lawsuit were $4,033. The out-of-pocket costs associated with UTMD's 2005-2007 defense of a meritless patent infringement claim by Clinical Innovations Associates (CIA) were $416. There were no litigation expenses during the three years 2005-2007 related to product liability. In 2008, UTMD plans to hold G&A expenses excluding any litigation expenses at a ratio of sales consistent with the prior three years. There are no current lawsuits which UTMD expects will result in significant litigation costs.

d) Non-operating Income, Non-operating Expense and EBT — Non-operating income includes royalties from licensing UTMD's technology, rent from leasing underutilized property to others, income earned from investing the Company's excess cash and gains or losses from the sale of assets, offset by non-operating expenses which include interest on the Ireland bank

CONSOLIDATED STATEMENT OF CASH FLOW

(In thousands)

Years ended December 31,	2007	2006	2005
Cash flows from operating activities:			
Net income	$ 7,905	$ 8,168	$ 7,547
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	597	634	676
Gain on investments	(992)	(1,375)	(70)
Provision for (recovery of) losses on accounts receivable	(30)	29	(4)
(Gain) loss on disposal of assets	3	—	(5)
Deferred income taxes	93	118	(129)
Stock-based compensation expense	95	140	—
(Increase) decrease in:			
Accounts receivable	(117)	(37)	(51)
Accrued interest and other receivables	64	709	(770)
Inventories	(80)	35	(573)
Prepaid expenses and other current assets	(11)	1	(13)
Increase (decrease) in:			
Accounts payable	(207)	74	81
Accrued expenses	154	(92)	(1,175)
Net cash provided by operating activities	7,474	8,403	5,515
Cash flows from investing activities:			
Capital expenditures for:			
Property and equipment	(307)	(334)	(345)
Intangible assets	(53)	—	—
Purchases of investments	(2,000)	(6,600)	(10,600)
Proceeds from the sale of:			
Investments	2,023	4,306	9,045
Property and equipment	—	—	5
Net cash used in investing activities	(337)	(2,628)	(1,895)
Cash flows from financing activities:			
Proceeds from issuance of common stock—options	180	627	858
Common stock purchased and retired	(2,023)	(2,094)	(8,604)
Common stock purchased and retired—options	—	(2,700)	(833)
Tax benefit attributable to exercise of stock options	60	2,450	936
Proceeds from note payable	—	—	5,336
Repayments of note payable	(1,239)	(1,057)	—
Dividends paid	(3,423)	(2,902)	(2,445)
Net cash used in financing activities	(6,445)	(5,676)	(4,751)
Effect of exchange rate changes on cash	(52)	(191)	16
Net increase (decrease) in cash and cash equivalents	640	(92)	(1,116)
Cash at beginning of year	610	703	1,818
Cash at end of year	$ 1,251	$ 610	$ 703

Supplemental Disclosure of Cash Flow Information

	2007	2006	2005
Cash paid during the year for:			
Income taxes	$ 2,827	$ 1,866	$ 2,915
Interest	203	255	10

See accompanying notes to financial statements.

loan and bank service fees. Non-operating income was $1,283 in 2007, $1,582 in 2006 and $977 in 2005. The higher 2006 income resulted from capital gains from investments realized in that year. Royalties received were $450 in all three years, which came from one source. The licensed patents for which the royalties have been received are due to expire starting in August 2008, with the last one expiring in August 2010. Annual royalty payments due UTMD under the license agreement were capped at $450. The royalty rate of each unexpired patent will continue to achieve the maximum royalty until August 2010, based on the current sales volume of applicable products subject to the license of UTMD patents. In 2007, UTMD paid $270 in interest compared to $255 in 2006 and $10 in 2005. The interest resulted from borrowing €4.5 million ($5,336) in December 2005 to allow the repatriation in 2005 of profits generated by UTMD's Ireland subsidiary since 1996. UTMD expects interest expense of about $240 in 2008 as a result of the Ireland note payable. Although average loan balances will be lower in 2008, UTMD expects the average conversion rate of the USD from the Euro will be higher than in 2007 (weaker dollar on the average), offsetting some of the lower interest when converting the expense into USD terms. UTMD expects its 2008 non-operating income will be about $200 lower than in 2007 because of projected lower interest rates in the U.S. The actual amount of 2008 non-operating income may be even lower if UTMD utilizes excess cash for an acquisition, unexpected litigation costs or substantial share repurchases.

Earnings before income taxes (EBT) result from adding UTMD's non-operating income to its operating income. EBT was $12,038 in 2007 compared to $12,418 in 2006, and $10,214 in 2005. EBT margin is EBT divided by total sales. UTMD's EBT margin was 42.2%, 43.2% and 36.9% in 2007, 2006 and 2005, respectively. UTMD is targeting 2008 EBT of about $11,800, as operating income is projected to be about the same and non-operating income is projected to be about $200 lower than in 2007.

e) Net Income, EPS and ROE – Net income is EBT minus income taxes, often called the "bottom line." Net income was $7,905, $8,168 and $7,547 in 2007, 2006 and 2005 respectively. The effective consolidated corporate income tax provision rate was 34.3%, 34.2% and 26.1% respectively. The significantly lower income tax provision in 2005 was a result of The American Jobs Creation Act of 2004 (the Act) enacted in October 2004 which allowed a temporary tax deduction on repatriated foreign earnings accomplished in 2005. Prior to 2005, UTMD included a deferred tax liability in reported results, anticipating that profits generated by its Ireland facility would eventually be repatriated, triggering U.S. income taxes. Also, UTMD recorded a favorable deferred tax liability adjustment after the conclusion of an IRS audit in 3Q 2005. These were non-recurring tax benefits limited to the year 2005 which provided the much lower tax provision in that year. Other year to year fluctuations in the tax rate may result from: 1) variations in profits of the Ireland subsidiary which is taxed at a 10% rate on exported manufactured products and a 25% rate on rental income; 2) special U.S. tax exclusions such as the manufacturing profit deduction; 3) higher marginal tax rates for EBT above $10 million; and 4) other factors such as R&D tax credits. Management expects the 2008 consolidated income tax provision rate to remain about the same as in the prior year.

UTMD's net income expressed as a percentage of sales was 27.7%, 28.4% and 27.3% for years 2007, 2006 and 2005, respectively. UTMD's profitability has consistently ranked it in the top performance tier of all U.S. publicly-traded companies, and has been a primary driver for UTMD's past excellent returns on shareholders' equity (ROE).

Earnings per share (EPS) is net income divided by the number of shares of stock outstanding (diluted to take into consideration stock option awards which are "in the money," i.e., have exercise prices below the applicable period's weighted average market value). Diluted EPS were $1.982, $2.020 and $1.800 in 2007, 2006 and 2005, respectively. UTMD's EPS has grown at an annually compounded rate of 15% per year during the ten years since 1997.

The end of 2007 weighted average number of diluted common shares (the number used to calculate diluted EPS) were 3,989 (in thousands) compared to 4,043 shares in 2006, and 4,192 shares in 2005. Dilution for "in the money" unexercised options for the year 2007 was 62 (in thousands) shares compared to 100 in 2006 and 230 in 2005. The total number of options outstanding at year-end 2007 declined 7% from year-end 2006. Dilution decreased in 2007 from 2006 because the average number of options outstanding decreased, even though a slightly higher average share price in the stock market increased the dilutive effect of each option. Actual outstanding common shares as of December 31, 2007 were 3,905,297.


40
30
20
10
0
03
04
05
06
07
80
60
40
20
0
03
04
05
06
07
Dividends paid

YEAR-END INSTITUTIONAL OWNERSHIP (percent of total ownership)

RETURN ON EQUITY (percent)

Return on shareholders' equity (ROE) is the portion of net income retained by UTMD (after payment of dividends) to internally finance its growth, divided by the average accumulated shareholders' equity during the applicable time period. ROE includes balance sheet measures as well as income statement measures. ROE for 2007 was 12% (21% before dividends) compared to 15% (24% before dividends) in 2006, and 15% (22% before dividends) in 2005. UTMD's ROE is primarily driven by its high net profit margin, which in 2007 remained consistent with prior years. ROE was diluted by lower total asset turns as UTMD continued to grow its cash balances, and by a lower debt ratio as UTMD continued to repay its bank loan in Ireland without increasing other liabilities. UTMD's ROE (before dividends) has averaged 33% per year over the last 20 years. This ratio determines how fast the Company can afford to grow without diluting shareholder interests. For example, a 30% ROE will financially support 30% annual growth in revenues without having to issue more stock.

Looking forward, unless UTMD utilizes its cash to make an acquisition or more actively repurchase shares, 2008 ROE will be lower than 2007 because net profitability is projected to be slightly lower while average shareholders' equity and dividends increase, and total asset turns and financial leverage decrease. Retaining a high cash balance which returns only about 5% dilutes overall ROE.

Liquidity and Capital Resources

Cash Flows – Net cash provided by operating activities, including adjustments for depreciation and other non-cash operating expenses, along with changes in working capital and the tax benefit attributable to exercise of employee incentive stock options, totaled $7,474 in 2007 compared to $8,403 in 2006, and $5,515 in 2005. Compared to 2006, net cash provided by operating activities in 2007 was lower due to a decrease of $263 in net profits, and a $645 smaller increase in accrued interest and other receivables, among other changes that were generally consistent with excellent balance sheet management in the presence of slightly lower sales activity.

The Company's use of cash for investing activities was primarily as a result of purchases of liquid investments, in an effort to maximize returns on excess cash balances while maintaining safety and liquidity. UTMD expended $2,000 in 2007 on such purchases compared to $6,600 in 2006, and $10,600 in 2005. In 2007, UTMD received $2,023 from selling short-term investments compared to $4,306 in 2006, and $9,045 in 2005. No acquisitions requiring investment of cash were made in 2007 or 2006.

In 2007, UTMD received $180 and issued 27,519 shares of stock upon the exercise of employee stock options. Employees exercised a total of 35,062 option shares in 2007, with 7,543 shares immediately being retired as a result of some optionees trading the shares in payment of the exercise price of the options. The Company received a $60 tax benefit from option exercises in 2007. UTMD repurchased 65,820 shares of stock in the open market at a cost of $2,023 during 2007. Option exercises in 2007 were at an average price of $12.30 per share. Share repurchases in the open market were at an average cost of $30.73 per share, including commissions and fees. In comparison, in 2006 UTMD received $627 from issuing 155,823 shares of stock on the exercise of employee and director stock options, including 168,725 shares retired upon employees and directors trading those shares in payment of the stock option exercise price and related tax withholding subject to statutory limitations. UTMD paid $2,700 in 2006 to meet tax withholding requirements on options exercised, but received a $2,450 tax benefit from those exercises. In 2005, the Company received $858 from issuing 123,478 shares of stock on the exercise of employee and director stock options, including 83,655 shares retired upon employees trading those shares in payment of the stock option exercise price.

UTMD did not borrow during 2007 or 2006. In December 2005, UTMD's foreign subsidiary borrowed €4.5 million ($5,336) to allow repatriation (from Ireland to the U.S.) of profits achieved since 1996, per The American Jobs Creation Act of 2004. In 2007, UTMD made repayments of $1,239 on the Ireland note, compared to $1,057 in 2006. Although UTMD has not borrowed under its revolving line of credit since it paid off the balance in 2003, the line of credit is used to guarantee the current Ireland loan in order to achieve favorable credit terms.

Management believes that future income from operations and effective management of working capital will provide the liquidity needed to finance internal growth plans. Planned 2008 capital expenditures are expected to be less than $600 to keep facilities, equipment and tooling in good working order. In addition, UTMD may use cash in 2008 for selective infusions of technological, marketing or product manufacturing rights to broaden the Company's product offerings; for continued share repurchases when the price of the stock is undervalued; and if available for a reasonable price, acquisitions that may strategically fit UTMD's business and are accretive to performance.


5
4
3
2
1
0
03
04
05
06
07

DILUTED SHARES OUTSTANDING
(millions of shares)

The U.S. revolving line of credit will continue to be available for liquidity when the timing of acquisitions or repurchases of stock require a large amount of cash in a short period of time not otherwise available from existing cash and investment balances.

In summary, management plans to utilize cash not needed to support normal operations in one or a combination of the following: 1) to make investments in new technology and/or processes; 2) to acquire a product line that will augment revenue growth and better utilize UTMD's existing infrastructure; and/or 3) to repurchase UTMD shares in the open marketplace.

Management's Outlook

In summary, in 2008 UTMD plans to:

1) fight to retain its significant U.S. market shares of established key specialty products;

2) accelerate revenue growth of newer products;

3) develop proprietary products helpful to clinicians through internal new product development;

4) continue to disproportionately increase international sales;

5) continue outstanding overall financial operating performance;

6) look for new acquisitions to augment sales growth; and

7) utilize current cash balances in shareholders' best long-term interest, including continued cash dividends and open market share repurchases.

The safety, reliability and performance of UTMD's products are high and represent significant clinical benefits while providing minimum total cost of care. Physicians do care about the well-being of their patients, but their time is limited to evaluate choices, and they have hospital administrators to deal with who often look at the initial price of a product without understanding the total cost of care which includes risk of unwanted complications and unnecessary utilization.

In the U.S., UTMD will continue to leverage its reputation as an innovator which will responsively take on challenges to work with physicians who use its products in specialty hospital areas, or outside the hospital in their office practices. Internationally, where UTMD must depend on the knowledge, focus, relationships and energy of independent distributors, management will continue to closely monitor performance and recruit needed business partners.

UTMD will continue to focus on differentiating itself, especially from commodity-oriented competitors. UTMD is small, but its employees are experienced and diligent in their work. UTMD's passion is in providing innovative clinical solutions that will help reduce health risks for women and their babies. The Company has a defined focus and does not seek revenue growth as its primary motivation. Its fundamental focus is to do an excellent job in meeting customers' and patients' needs, while providing shareholders with excellent returns.

Looking back seven years to the end of 2000 from the end of 2007, UTMD's EPS have more than doubled (up 120%) while the year-ending share price has increased almost four times (up 296%), providing long-term shareholders with excellent returns. In comparison, the NASDAQ Composite, S&P 500 Index and DJIA indices were up 7%, 11% and 23%, respectively, over that same time span.

In 2007, while the year-ending share price decreased 10%, UTMD increased dividends/share actually paid to shareholders by 18% (from $.74 in 2006 to $.87 in 2007), decreased diluted shares outstanding by 1% and decreased outstanding unexercised options by 7%. This was accomplished in 2007 by UTMD again achieving a high positive cash flow by meeting its profitability goals, managing working capital effectively and keeping new capital expenditures below the rate of depreciation of existing assets. UTMD's balance sheet is strong enough to be able to finance a substantial acquisition in 2008 without issuing stock, should an attractive one become available. In considering acquisitions, UTMD looks to acquire successful companies, products or technologies that will enhance its specialist focus, but not significantly increase its business risk and not dilute its financial performance.

Critical Accounting Policies and Estimates

The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as the reported amounts of revenues and expenses during the reporting period.

Management bases its estimates and judgments on historical experience, current economic and industry conditions and on various other factors that are believed to be reasonable under the circumstances. This forms the basis for making judgments about the carrying values of assets and liabilities that are not readily available from other sources. Management has identified the following as the Company's most critical accounting policies which require significant judgment and estimates. Although management believes its estimates are reasonable, actual results may differ from these estimates under different assumptions or conditions.

- **Allowance for doubtful accounts:** The majority of the Company's receivables are with hospitals and medical device distributors. Although the Company has historically not had significant write-offs of bad-debt, the possibility exists, particularly with foreign customers where collection efforts can be difficult or in the event of widespread U.S. hospital bankruptcies.
- **Inventory valuation reserves:** The Company strives to maintain a good balance of inventory to 1) meet its customer's needs while 2) not tying-up an unnecessary amount of the Company's resources increasing the possibility of, among other things, obsolescence. The Company believes its method of reviewing actual and projected demand for its existing inventory allows it to arrive at a fair inventory valuation reserve. While the Company has historically not had significant inventory write-offs, the possibility exists that one or more of its products may become unexpectedly obsolete for which a reserve has not previously been created. The Company's historical write-offs have not been materially different from its estimates.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007, 2006 and 2005. Dollar amounts are in thousands except per share amounts and where noted.

NOTE 1. Summary of Significant Accounting Policies

Organization – Utah Medical Products, Inc. and its wholly owned subsidiaries, principally Utah Medical Products Ltd., which operates a manufacturing facility in Ireland, and Columbia Medical, Inc., (the Company) are in the business of producing specialized devices for the healthcare industry. The Company's broad range of products includes those used in critical care areas and the labor and delivery departments of hospitals, as well as outpatient clinics and physicians' offices. Products are sold in both domestic U.S. and international markets.

Use of Estimates in the Preparation of Financial Statements – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although actual results could differ from those estimates, management believes it has considered and disclosed all relevant information in making its estimates that materially affect reported performance and current values.

Principles of Consolidation – The consolidated financial statements include those of the Company and its subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

Cash and Cash Equivalents – For purposes of the consolidated statement of cash flows, the Company considers cash on deposit and short-term investments with original maturities of three months or less to be cash and cash equivalents.

Investments – The Company classifies its investments as "available for sale." Securities classified as "available for sale" are carried in the financial statements at fair value. Realized gains and losses, determined using the specific identification method, are included in operations; unrealized holding gains and losses are reported as a separate component of accumulated other comprehensive income. Declines in fair value below cost that are other than temporary are included in operations. As of December 31, 2007, the Company's investments are in Fidelity Instl Treas Port Cl I (FISXX), Citigroup (C) and Washington Mutual (WM).

Concentration of Credit Risk – The primary concentration of credit risk consists of trade receivables. In the normal course of business, the Company provides credit terms to its customers. Accordingly, the Company performs ongoing credit evaluations of its customers and maintains allowances for possible losses which, when realized, have been within the range of management's expectations as reflected by its reserves.

The Company's customer base consists of hospitals, medical product distributors, physician practices and others directly related to healthcare providers, as well as other manufacturing companies. Although the Company is affected by the well-being of the global healthcare industry, management does not believe significant trade receivable credit risk exists at December 31, 2007.

The Company maintains its cash in bank deposit accounts in addition to Fidelity Investments accounts. The Company has not experienced any losses in such accounts and believes it is not exposed to a significant credit risk on cash and cash equivalent balances.

Accounts Receivable – Accounts receivable are amounts due on product sales and are unsecured. Accounts receivable are carried at their estimated collectible amounts. Credit is generally extended on a short-term basis; thus accounts receivable do not bear interest although a finance charge may be applied to such receivables that are past the due date. Accounts receivable are periodically evaluated for collectibility based on past credit history with clients. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance and current economic conditions (see note 2).

Inventories – Finished products, work-in-process, raw materials and supplies inventories are stated at the lower of cost (computed on a first-in, first-out method) or market (see note 2).

Property and Equipment – Property and equipment are stated at cost. Depreciation and amortization are computed using the straight-line and units-of-production methods over estimated useful lives as follows:

Building and improvements	30-40 years
Furniture, equipment and tooling	3-10 years

Long-Lived Assets – The Company evaluates its long-lived assets in accordance with Statement of Financial Accounting Standards (SFAS) No. 144, "Accounting for the Impairment of Long-Lived Assets." Long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that their net book value may not be recoverable. When such factors and circumstances exist, the Company compares the projected undiscounted future cash flows associated with the related asset or group of assets over their estimated useful lives against their respective carrying amounts. Impairment, if any, is based on the excess of the carrying amount over the fair value of those assets and is recorded in the period in which the determination was made.

Intangible Assets – Costs associated with the acquisition of patents, trademarks, license rights and non-compete agreements are capitalized and are being amortized using the straight-line method over periods ranging from 5 to 17 years. UTMD's goodwill is tested for impairment annually, in the fourth quarter of each year, using a fair value measurement test, in accordance with SFAS 142. UTMD would also perform an impairment test, between annual tests, if circumstances changed that would more than likely reduce the fair value of goodwill below its net book value. If UTMD determined that its goodwill were impaired, a second step would be completed to measure the amount of the impairment loss. UTMD does not expect its goodwill to become impaired in the foreseeable future (see note 2).

Loans to Related Parties – The Company has not made loans to related entities including employees, directors, shareholders, suppliers or customers, nor does it guarantee the debt of related entities.

Revenue Recognition – The Company recognizes revenue at the time of shipment as title generally passes to the customer at the time of shipment. Revenue recognized by UTMD is based upon documented arrangements and fixed contracts in which the selling price is fixed prior to completion of an order. Revenue from product and service sales is generally recognized at the time the product is shipped or service completed and invoiced, and collectibility is reasonably assured. There are circumstances under which revenue may be recognized when product is not shipped, which meet the criteria of SAB 104: the Company provides engineering services, for example, design and production of manufacturing tooling that may be used in subsequent UTMD manufacturing of custom components for other companies. This revenue is recognized when UTMD's service has been completed according to a fixed contractual agreement.

Income Taxes – The Company accounts for income taxes under SFAS No. 109, "Accounting for Income Taxes," whereby deferred taxes are computed under the asset and liability method.

Legal Costs – The Company has been involved in lawsuits which are an expected consequence of its operations and in the ordinary course of business. The Company maintains a reserve for legal costs which are probable and estimated based on its previous experience. The reserve for legal costs at December 31, 2007 and 2006 was $32 and $66, respectively (see note 2).

Earnings per Share – The computation of basic earnings per common share is based on the weighted average number of shares outstanding during each year.

The computation of earnings per common share assuming dilution is based on the weighted average number of shares outstanding during the year plus the weighted average common stock equivalents which would arise from the exercise of stock options outstanding using the treasury stock method and the average market price per share during the year.

The shares (in thousands) used in the computation of the Company's basic and diluted earnings per share are reconciled as follows:

	2007	2006	2005
Weighted average number of shares outstanding—basic	3,927	3,943	3,962
Dilutive effect of stock options	62	100	230
Weighted average number of shares outstanding, assuming dilution	3,989	4,043	4,192

Stock-Based Compensation – At December 31, 2007, the Company has stock-based employee compensation plans, which are described more fully in note 9. Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards 123R, *Share-Based Payment*, using the modified prospective method. This statement requires the Company to recognize compensation cost based on the grant date fair value of options granted to employees and directors. In 2007, the Company recognized $95 in compensation cost compared to $140 in 2006, related to adoption of the statement. Prior to December 31, 2005, the Company accounted for its stock-based employee compensation plans under the recognition and measurement principles of APB Opinion No. 25, *Accounting for Stock Issued to Employees*, and related Interpretations, and had adopted the disclosure-only provisions of SFAS No. 123, *Accounting for Stock-Based Compensation*. Accordingly, no compensation cost was recognized in the financial statements prior to 2006, as all options granted under those plans had exercise prices equal to or greater than the market value of the underlying common stock on the date of grant.

A comparison of reported net income for the last three years, and pro forma net income for 2005, including effects of expensing stock options, follows.

	Years ended December 31,		
	2007	2006	2005
Net income as reported	$ 7,905	$ 8,168	$ 7,547
Earnings per share, as reported			
Basic	2.01	2.07	1.91
Diluted	1.98	2.02	1.80
Stock option expense included in calculation of net income	95	140	—
Pro forma effects			
Stock option expense not included in net income, net of related tax effects			$ 869
Net income on a pro forma basis			6,678
Earnings per share on a pro forma basis			
Basic			1.69
Diluted			1.59

On May 6, 2005 the Compensation and Option Committee of the Board accelerated the vesting of certain unvested stock options awarded to employees, officers and directors under the Company's stock option plans, which had exercise prices that were under water as of market close May 5, 2005.

Options to purchase 124,800 shares become fully exercisable on December 1, 2005 as a result of the vesting acceleration. Exercise prices of the options accelerated are $24.02 and $25.59 per share. These options previously became fully vested on October 1, 2007 and January 1, 2008. The Company took this action to avoid an accounting charge (as compensation expense) for these options starting in 2006, as required by FAS 123R. The relatively high pro forma compensation expense in 2005, as shown above, is a result of the vesting acceleration.

Translation of Foreign Currencies – Assets and liabilities of the Company's foreign subsidiary are translated into U.S. dollars at the applicable exchange rates at year-end. Net gains or losses resulting from the translation of the Company's assets and liabilities are reflected as a separate component of stockholders' equity. A negative translation impact on stockholders' equity reflects a current relative U.S. dollar value higher than at the point in time that assets were actually acquired in a foreign currency. A positive translation impact would result from a U.S. dollar weaker in value than at the point in time foreign assets were acquired.

Income and expense items are translated at the weighted average rate of exchange (based on when transactions actually occurred) during the year.

Reclassifications – This report reclassifies tax benefit attributable to exercise of stock options of $2,450 in 2006 and $936 in 2005 from cash flows from operating activities to cash flows from financing activities on the Statement of Cash Flows in order to conform to current year presentation.

NOTE 2. Detail of Certain Balance Sheet Accounts

	December 31,	
	2007	2006
Accounts and other receivables:		
Accounts receivables	$ 3,804	$ 3,607
Income tax receivable	150	212
Accrued interest and other	26	28
Less allowance for doubtful accounts	(75)	(101)
	$ 3,905	$ 3,746
Inventories:		
Finished products	$ 1,245	$ 1,002
Work-in-process	694	984
Raw materials	1,214	1,051
	$ 3,153	$ 3,037

	December 31,	
	2007	2006
Other intangible assets:		
Patents	$ 1,948	$ 1,896
License rights	293	293
Trademarks	224	224
Non-compete agreements	175	175
	2,640	2,588
Accumulated amortization	(2,382)	(2,334)
	$ 258	$ 254
Accrued expenses:		
Income taxes payable	$ 10	$ 36
Payroll and payroll taxes	962	948
Reserve for litigation costs	32	66
Dividends payable	880	829
Other	465	462
	$ 2,349	$ 2,341

NOTE 3. Investments

The Company's investments, classified as available-for-sale consist of the following:

	December 31,	
	2007	2006
Investments, at cost	$ 21,377	$ 20,439
Equity securities:		
Unrealized holding gains	—	—
Unrealized holding (losses)	(256)	—
Investments, at fair value	$ 21,121	$ 20,439

Changes in the unrealized holding gain on investment securities available-for-sale and reported as a separate component of accumulated other comprehensive income are as follows:

	December 31,	
	2007	2006
Balance, beginning of year	$ —	$ 109
Gross unrealized holding gains (losses), in equity securities	(256)	(179)
Deferred income taxes on unrealized holding loss	100	70
Balance, end of year	$ (156)	$ —

During 2007, 2006 and 2005, UTMD had proceeds from sales of available-for-sale securities of $2,023, $4,306 and $9,045, respectively, and associated realized gains of $992, $1,375 and $70, respectively. UTMD uses the specific identification method to calculate its realized gains.

NOTE 4. Property and Equipment

Property and equipment consists of the following:

	December 31,	
	2007	2006
Land	$ 1,127	$ 1,072
Buildings and improvements	9,820	9,216
Furniture, equipment and tooling	14,432	14,141
Construction-in-progress	119	115
	25,498	24,544
Accumulated depreciation and amortization	(16,892)	(16,213)
	$ 8,606	$ 8,331

Included in the Company's consolidated balance sheet are the assets of its manufacturing facilities in Utah, Oregon and Ireland. Property and equipment, by location, are as follows:

	December 31, 2007			
	Utah	Oregon	Ireland	Total
Land	$ 621	$ —	$ 506	$ 1,127
Building and improvements	4,452	32	5,336	9,820
Furniture, equipment and tooling	12,169	1,264	999	14,432
Construction-in-progress	119	—	—	119
Total	17,361	1,296	6,841	25,498
Accumulated depreciation	(13,486)	(1,277)	(2,129)	(16,892)
Property and equipment, net	$ 3,875	$ 19	$ 4,712	$ 8,606

	December 31, 2006			
	Utah	Oregon	Ireland	Total
Land	$ 621	$ —	$ 451	$ 1,072
Building and improvements	4,431	32	4,753	9,216
Furniture, equipment and tooling	11,994	1,261	886	14,141
Construction-in-progress	112	3	—	115
Total	17,158	1,296	6,090	24,544
Accumulated depreciation	(13,147)	(1,277)	(1,789)	(16,213)
Property and equipment, net	$ 4,011	$ 19	$ 4,301	$ 8,331

NOTE 5. Long-term Debt

In December 2005 the Company borrowed €4.5 million ($5,336) from the Bank of Ireland to finance repatriation of profits achieved since 1996 under The American Jobs Creation Act of 2004. The loan term is 10-years at an interest rate of 0.70% plus the bank's money market rate, which is a total of the bank's cost of funds and cost of liquidity. The balance on the note at December 31, 2007 was $4,112 (€2,791).

The following table shows estimated minimum required amortization of the note during the next five years using the December 31, 2007 interest rate of 5.37%, starting with a December 31, 2007 balance of $4,112:

Year	Payments	Interest	Principal	Ending Balance
2008	$ 633	$ 211	$ 423	$ 3,689
2009	633	187	446	3,243
2010	633	163	471	2,772
2011	633	137	497	2,276
2012	633	109	524	1,752
Thereafter	1,900	149	1,752	—
Total	$ 5,068	$ 956	$ 4,112	

NOTE 6. Line of Credit

The Company has an unsecured bank line-of-credit agreement with U.S. Bank which allows the Company to borrow up to a fixed maximum amount of $8,000 at an interest rate equal to the bank's one-month LIBOR rate plus 1.25%. The line-of-credit-balance matures on May 31, 2008 and had an outstanding balance of $0 at both December 31, 2007 and 2006. The principal financial loan covenants are a restriction on the total amount available for borrowing to 1.25 times the last twelve months' EBITDA, and a requirement to maintain a net worth in excess of $18.5 million, which at the end of 2007 and 2006 was $38,789 and $36,115, respectively. In 2007 and 2006, U.S. Bank also guaranteed the Bank of Ireland loan through a letter of credit arrangement at an interest rate of 1.25%.

NOTE 7. Commitments and Contingencies

Contractual Obligations and Contingent Liabilities and Commitments – The following is a summary of UTMD's significant contractual obligations and commitments as of December 31, 2007:

Contractual Obligations and Commitments	Total	2008	2009-2010	2011-2012	2013 and thereafter
Long-term debt obligations	$ 5,068	$ 633	$ 1,266	$ 1,266	$ 1,900
Operating lease obligations	986	72	80	80	754
Purchase obligations	1,312	1,312	—	—	—
Total	$ 8,211	$ 2,024	$ 1,401	$ 1,401	$ 3,385

Operating Leases – The Company has a lease agreement for land adjoining its Utah facility for a term of forty years commencing on September 1, 1991. On September 1, 2001 and subsequent to each fifth lease year, the basic rental was and will be adjusted for published changes in a price index. The Company also leases its CMI building in Oregon under a one-year, non-cancelable operating lease. Rent expense charged to operations under these operating lease agreements was approximately $107, $107 and $107 for the years ended December 31, 2007, 2006 and 2005, respectively.

Future minimum lease payments under its lease obligations as of December 31, 2007 were as follows:

Years ending December 31:	Amount
2008	$ 72
2009	40
2010	40
2011	40
2012	40
Thereafter	754
Total future minimum lease payments	$ 986

Purchase Obligations – The Company has obligations to purchase raw materials for use in its manufacturing operations. The Company has the right to make changes in, among other things, purchase quantities, delivery schedules and order acceptance.

Product Liability – The Company is self-insured for product liability risk. "Product liability" is an insurance industry term for the cost of legal defense and possible damages awarded as a result of use of a company's product during a procedure which results in an injury of a patient. The Company maintains a reserve for product liability litigation and damages consistent with its previous long-term experience. Actual product liability litigation costs and damages during the last three reporting years have been immaterial, which is consistent with the Company's overall history.

The Company absorbs the costs of clinical training and trouble-shooting in its on-going operating expenses.

Warranty Reserve – UTMD maintains a warranty reserve to provide for estimated costs which are likely to occur. The amount of this reserve is adjusted, as required, to reflect its historical experience. The following table summarizes changes to UTMD's warranty reserve during 2007:

Beginning balance, January 1, 2007	$ 60
Changes in warranty reserve during 2007:	
Aggregate reductions for warranty repairs	(20)
Aggregate changes for warranties issued during reporting period	—
Aggregate changes in reserve related to preexisting warranties	—
Ending balance, December 31, 2007	$ 40

Litigation – The Company has been involved in lawsuits which are an expected consequence of its operations and in the ordinary course of business. There are two such lawsuits currently pending. The Company applies its accounting policy to accrue legal costs that can be reasonably estimated.

Irish Development Agency – In order to satisfy requirements of the Irish Development Agency in assisting the start-up of its Ireland subsidiary, the Company agreed to invest certain amounts and maintain a certain capital structure in its Ireland subsidiary. The effect of these financial relationships and commitments are reflected in the consolidated financial statements and do not represent any significant credit risk that would affect future liquidity.

NOTE 8. Income Taxes

Deferred tax assets (liabilities) consist of the following temporary differences:

	December 31			
	2007		2006	
	Current	Long-term	Current	Long-term
Inventory write-downs and differences due to UNICAP	$ 89	$ —	$ 88	$ —
Allowance for doubtful accounts	23	—	29	—
Accrued liabilities and reserves	108	16	188	24
Other	—	(248)	—	(216)
Depreciation and amortization	—	(211)	—	(116)
Unrealized investment gains	—	100	—	—
Deferred income taxes, net	$ 220	$ (343)	$ 305	$ (308)

The components of income tax expense are as follows:

	Years ended December 31,		
	2007	2006	2005
Current	$ 3,914	$ 4,049	$ 2,519
Deferred	220	201	148
Total	$ 4,134	$ 4,250	$ 2,667

Income tax expense differed from amounts computed by applying the statutory federal rate to pretax income as follows:

	Years ended December 31,		
	2007	2006	2005
Federal income tax expense at the statutory rate	$ 4,093	$ 4,222	$ 3,473
State income taxes	397	410	337
ETI, manufacturing deduction and tax credits	(203)	(154)	(172)
Reversal of deferred tax for foreign subsidiary earnings, net of repatriation tax	—	—	(434)
Other	(153)	(228)	(537)
Total	$ 4,134	$ 4,250	$ 2,667

NOTE 9. Options

The Company has stock option plans which authorize the grant of stock options to eligible employees, directors and other individuals to purchase up to an aggregate of 737,508 shares of common stock, of which 212,245 are outstanding as of December 31, 2007. All options granted under the plans are granted at current market value at date of grant, and may be exercised between six months and ten years following the date of grant. The plans are intended to advance the interest of the Company by attracting and ensuring retention of competent directors, employees and executive personnel, and to provide incentives to those individuals to devote their utmost efforts to the advancement of the Company. Changes in stock options were as follows:

	Shares	Price Range Per Share
2007		
Granted	23,600	$ 31.33 — $ 31.33
Expired or canceled	4,237	18.00 — 31.33
Exercised	35,062	6.50 — 29.86
Total outstanding at December 31	212,245	6.50 — 31.33
Total exercisable at December 31	171,618	6.50 — 29.86
2006		
Granted	14,600	$ 29.86 — $ 29.86
Expired or canceled	10,729	14.60 — 29.86
Exercised	324,548	6.50 — 25.59
Total outstanding at December 31	227,944	6.50 — 29.86
Total exercisable at December 31	191,010	6.50 — 25.59
2005		
Granted	27,900	$ 21.68 — $ 21.68
Expired or canceled	27,672	9.13 — 25.59
Exercised	207,133	6.50 — 25.59
Total outstanding at December 31	548,621	6.50 — 25.59
Total exercisable at December 31	491,070	6.50 — 25.59

For the years ended December 31, 2007, 2006 and 2005, the Company reduced current income taxes payable and increased additional paid-in capital by $60, $2,450 and $936, respectively, for the income tax benefit attributable to sale by optionees of common stock received upon the exercise of stock options.

Stock-Based Compensation – As described in note 1, effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards 123R, *Share-Based Payment*, using the modified prospective method. This statement requires the Company to recognize compensation cost based on the grant date fair value of options granted to employees and directors. In 2007, the Company recognized $95 in equity compensation cost, compared to $140 in 2006. Prior to December 31, 2005, the Company accounted for its stock-based employee compensation plans under the recognition and measurement principles of APB Opinion No. 25, *Accounting for Stock Issued to Employees*, and related Interpretations, and had adopted the disclosure-only provisions of SFAS No. 123, *Accounting for Stock-Based Compensation*. Accordingly, no compensation cost was recognized in the financial statements prior to 2006, as all options granted under those plans had exercise prices equal to or greater than the market value of the underlying common stock on the date of grant.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	Years ended December 31,		
	2007	2006	2005
Expected dividend amount per quarter/annual yield	$ 0.2638	$ 0.2521	2.9%
Expected stock price volatility	17.9%	28.1%	39.7%
Risk-free interest rate	4.56%	5.0%	4.1%
Expected life of options	5.6 years	5.3 years	5.1 years

The per share weighted average fair value of options granted during 2007, 2006 and 2005 is $5.10, $7.29 and $6.88, respectively.

The following table summarizes information about stock options outstanding at December 31, 2007:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 6.50 – 15.01	43,864	2.58	$ 9.81	43,864	$ 9.81
17.71 – 24.02	62,944	6.28	20.71	51,061	20.90
25.59 – 31.33	105,437	7.00	27.23	76,693	25.83
$ 6.50 – 31.33	212,245	5.87	$ 21.70	171,618	$ 20.27

NOTE 10. Geographic Sales Information

The Company had sales in the following geographic areas:

Year	United States	Europe	Other
2007	$ 19,926	$ 4,754	$ 3,822
2006	21,363	3,888	3,502
2005	21,301	3,501	2,891

NOTE 11. Revenues by Product Category

The Company had revenues in the following product categories:

Product Category	2007	2006	2005
Obstetrics	$ 8,473	$ 9,371	$ 9,774
Gynecology/Electrosurgery/ Urology	6,143	6,106	5,397
Neonatal	7,062	7,073	6,475
Blood Pressure Monitoring and Accessories	6,824	6,203	6,046

NOTE 12. Product Sale and Purchase Commitments

The Company has license agreements for the rights to develop and market certain products or technologies owned by unrelated parties. The confidential terms of such agreements are unique and varied, depending on many factors relating to the value and stage of development of the technology licensed. Royalties on future product sales are a normal component of such agreements and are included in the Company's cost of goods sold on an ongoing basis.

The Company has in the past received and continues to receive royalties as a result of license agreements with unrelated companies that allow exclusive or nonexclusive rights to the Company's technology.

NOTE 13. Employee Benefit Plan

The Company sponsors a contributory 401(k) savings plan for U.S. employees, and a contributory retirement plan for Irish employees. The Company's matching contribution is determined annually by the board of directors. Company contributions were approximately $107, $103 and $105 for the years ended December 31, 2007, 2006 and 2005, respectively.

NOTE 14. Fair Value Financial Instruments

None of the Company's financial instruments, which are current assets and liabilities that could be readily traded, are held for trading purposes, except investments. Detail on investments is provided in note 3, above. The Company estimates that the fair value of all financial instruments at December 31, 2007, does not differ materially from the aggregate carrying value of its financial instruments recorded in the accompanying consolidated balance sheet.

NOTE 15. Recent Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109." This statement clarifies the accounting for uncertainty in income tax positions. The Company or one of its subsidiaries files or has filed income tax returns in the U.S. federal jurisdiction, in various states and in Ireland. With few exceptions, UTMD is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for years before 2003. In 2005, the Internal Revenue Service examined the Company's federal income tax returns for 2002-2004 and suggested one immaterial adjustment which the Company made.

The Company adopted the provisions of FIN 48 on January 1, 2007. UTMD did not make any adjustment to opening retained earnings as a result of the implementation. The Company recognizes interest accrued related to unrecognized tax benefits along with penalties in operating expenses. During the years ended December 31, 2007, 2006 and 2005, the Company did not recognize any interest or penalties relating to income taxes. UTMD did not have any accrual for the payment of interest or penalties at December 31, 2007, 2006 or 2005.

Forward-looking Information

This report contains certain forward-looking statements and information relating to the Company that are based on the beliefs of management as well as assumptions made by management based on information currently available. When used in this document, the words "anticipate," "believe," "project," "estimate," "expect," "intend" and similar expressions, as they relate to the Company or its management, are intended to identify forward-looking statements. Such statements reflect the current view of the Company respecting future events and are subject to certain risks, uncertainties and assumptions, including the risks and uncertainties stated throughout the document. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause the forward statement not to come true as anticipated, believed, projected, expected or intended. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may differ materially from those described herein as anticipated, believed, projected, estimated, expected or intended. Financial estimates are subject to change and are not intended to be relied upon as predictions of future operating results, and the Company assumes no obligation to update or disclose revisions to those estimates.

General risk factors that may impact the Company's revenues include: the market acceptance of competitive products; administrative practices of group purchasing organizations; obsolescence caused by new technologies; the possible introduction by competitors of new products that claim to have many of the advantages of UTMD's products at lower prices; the timing and market acceptance of UTMD's own new product introductions; UTMD's ability to efficiently and responsively manufacture its products, including the possible effects of lack of performance of suppliers; opportunities in gaining access to important global distribution channels; budgetary constraints; the timing of regulatory approvals for newly developed products; regulatory intervention in current operations; and third party reimbursement of healthcare costs of patients.

Negative factors that may adversely impact future performance include managed care reforms or hospital group buying agreements that may limit physicians' ability to choose certain products or procedures, new products introduced by other companies that displace UTMD's products, new product regulatory approval delays, changes in the Company's relationships with distribution partners, and loss of key personnel.

The length of time and number of administrative steps required in adopting new products for use in hospitals has grown substantially in recent years. As a potential negative factor to future performance, as UTMD introduces new products it believes are safer and more effective, it may find itself excluded from certain customers because of the existence of long-term supply agreements for preexisting products. UTMD may also be unable to establish viable relationships with other medical device companies that do have access to users but lack an interest in the Company's approach or present unreasonable burdens.

Risk factors, in addition to the risks outlined in the previous paragraphs and elsewhere in this report that may impact the Company's assets and liabilities, as well as cash flows, include: risks inherent to companies manufacturing products used in healthcare, including claims resulting from the improper use of devices and other product liability claims; defense of the Company's intellectual property and infringement claims of others; productive use of assets in generating revenues; management of working capital, including inventory levels required to meet delivery commitments at a minimum cost; and timely collection of accounts receivable.

Additional risk factors that may affect non-operating income include: the continuing viability of the Company's technology license agreements; actual cash and investment balances; asset dispositions; and acquisition activities that may or may not require external funding.

Management's Report
on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The Company's internal control over financial reporting includes those policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As required by Section 404 of the Sarbanes-Oxley Act of 2002, management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2007. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control—Integrated Framework.*

Based on our assessment and those criteria, management believes that the Company maintained effective internal control over financial reporting as of December 31, 2007.

The Company's independent registered public accounting firm, Jones Simkins, P.C., has audited the Company's internal control over financial reporting as of December 31, 2007, and their report is shown on page 24.



Kevin L. Cornwell
Chief Executive Officer



Paul O. Richins
Principal Financial Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
of Utah Medical Products, Inc.

We have audited Utah Medical Products, Inc.'s internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Utah Medical Products, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Utah Medical Products, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets and the related consolidated statements of income and comprehensive income, stockholders' equity, and cash flows of Utah Medical Products, Inc., and our report dated February 20, 2008 expressed an unqualified opinion.



Jones Simkins, P.C.
Logan, Utah
February 20, 2008

Corporate Information

Board of Directors

Kevin L. Cornwell
Chairman and CEO

James H. Beeson, Ph.D., M.D., FACOG
Professor and Chairman
The University of Oklahoma
College of Medicine, Tulsa
Department of Obstetrics and Gynecology

Ernst G. Hoyer
Retired, General Manager
Petersen Precision Engineering Co.

Barbara A. Payne, Ph.D.
Retired Consultant

Paul O. Richins
Principal Financial Officer

Officers

Kevin L. Cornwell
President and Secretary

Marcena H. Clawson
Vice President, Corporate Sales

Paul O. Richins
Chief Administrative Officer

Ben D. Shirley
Vice President, Product Development and Quality Assurance

Jean P. Teasdale
Vice President, Manufacturing

Investor Information

CORPORATE HEADQUARTERS

Utah Medical Products, Inc.
7043 South 300 West
Midvale, Utah 84047

FOREIGN OPERATIONS

Utah Medical Products Ltd.
Athlone Business & Technology Park
Dublin Road
Athlone, County Westmeath
Ireland

TRANSFER AGENT

Registrar and Transfer Company
10 Commerce Street
Cranford, New Jersey 07016

AUDITORS

Jones Simkins, P.C.
Logan, Utah

CORPORATE COUNSEL

Kruse, Landa, Maycock & Ricks, L.L.C.
Salt Lake City, Utah

Arthur Cox, Solicitors
Dublin, Ireland

The Company has a Code of Ethics for applicable executive officers and outside directors and a Code of Conduct which applies to all employees. Both are available at our website: utahmed.com.



UTMD
NASDAQ
LISTED

Corporate Stock

The Company's common stock trades on the Nasdaq Global Market (symbol: UTMD). The following table sets forth the high and low sales price information as reported by Nasdaq for the periods indicated.

	2007		2006	
	High	Low	High	Low
First Quarter	$ 34.88	$ 31.24	$ 33.50	$ 28.33
Second Quarter	34.59	29.30	32.10	29.50
Third Quarter	32.84	29.50	33.10	28.25
Fourth Quarter	31.99	29.27	34.96	31.51

For shareholder information contact: Paul Richins, (801) 566-1200
Website: www.utahmed.com, e-mail: info@utahmed.com

Stock Performance Chart

The following chart compares what an investor's five-year cumulative total return (assuming reinvestment of dividends) would have been assuming initial $100 investments on December 31, 2002, for the Company's Common Stock and the two indicated indices. The Company's Common Stock trades on the Nasdaq Global Market.

Cumulative shareholder return data respecting the Nasdaq Stock Market (U.S. and Foreign) are included as the comparable broad market index. The peer group index is all Nasdaq Stocks with Standard Industrial Classification (SIC) codes 3840-3849, all of which are in the medical device industry. UTMD's primary SIC code is 3841.



FIVE-YEAR CUMULATIVE TOTAL RETURNS
Utah Medical Products, Inc.
Nasdaq U.S. and Foreign
Nasdaq Stocks (SIC 3840-3849)
$300
$250
$200
$150
$100
$50
$0
255.0
204.7
170.0
Dec 02
Dec 03
Dec 04
Dec 05
Dec 06
Dec 07



UTAH MEDICAL PRODUCTS, INC.
7043 South 300 West
Midvale, Utah 84047
www.utahmed.com
e-mail: info@utahmed.com

END